A+f 5/31/2002

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02022811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39074

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GREAT NATION INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5408-A BELL AVENUE
(No. and Street)

AMARILLO (City) TEXAS (State) 79109 (Zip Code)

PROCESSED
JUN 05 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLOTTE POWELL 806-353-6767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOSHIER, PICKENS AND FRANCIS, PC
(Name – *if individual, state last, first, middle name*)

905 SOUTH FILLMORE (Address) AMARILLO (City) TEXAS (State) 79101 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAY 24 2002 WASH. D.C. 155

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

A+f 5/31/2002

OATH OR AFFIRMATION

I, CHARLOTTE POWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREAT NATION INVESTMENT CORPORATION, as of MARCH 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EXECUTIVE VICE-PRESIDENT/CFO
Title

Notary Public

JANET FERGERSON
NOTARY PUBLIC,
STATE OF TEXAS
My Commission Expires 8-6-2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
905 South Fillmore, Suite 250 • Post Office Box 9938
Amarillo, TX 79105-5938 • 806-373-3011 • Fax: 806-376-8126

May 7, 2002

Great Nation Investment Corporation
P.O. Box 7566
Amarillo, Texas 79114-7566

In planning and performing our audit of the financial statements of Great Nation Investment Corporation for the year ended March 31, 2002, we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

During our audit, as we became aware of minor items that could strengthen internal controls and operating efficiency, we communicated those to you orally. However, none of the items communicated to you are believed to be material inadequacies or material weaknesses.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, none of the items communicated to you are believed to be material weaknesses.

This report is intended solely for the use of management, the SEC, and the NASD.

Doshier, Pickens & Francis, P.C.

DOSHIER, PICKENS & FRANCIS, P.C.

GREAT NATION INVESTMENT CORPORATION

(a wholly owned subsidiary of National Concord Development Corporation)

Financial Statements

For Years Ended March 31, 2002 and 2001

GREAT NATION INVESTMENT CORPORATION

Financial Statements

For Years Ended
March 31, 2002 and 2001

TABLE OF CONTENTS

DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
905 South Fillmore, Suite 250 • Post Office Box 9938
Amarillo, TX 79105-5938 • 806-373-3011 • Fax: 806-376-8126

Board of Directors
Great Nation Investment Corporation
Amarillo, Texas 79106

- INDEPENDENT AUDITORS' REPORT -

We have audited the accompanying balance sheets of Great Nation Investment Corporation at March 31, 2002 and 2001, and the related statements of income and retained earnings, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Nation Investment Corporation at March 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Doshier, Pickens & Francis, P.C.

DOSHIER, PICKENS & FRANCIS, P.C.

May 7, 2002

BALANCE SHEETS

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
BALANCE SHEETS
March 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 879,583	$ 912,180
Receivables, fees	97,159	66,940
Prepaid registrations	10,962	16,281
Intercompany receivable - National Concord Development Corporation	12,547	63,616
Deferred tax benefit	-	8,458
Total Current Assets	1,000,251	1,067,475
OTHER ASSETS		
Clearing deposit	25,031	35,723
Other	20,100	20,100
Total Other Assets	45,131	55,823
Total Assets	$ 1,045,382	$ 1,123,298
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ -	$ 63,320
Other commissions payable	44,182	74,536
Intercompany payable - National Concord Development Corporation	5,328	-
Deferred deposits	59,350	104,350
Deferred fees	12,958	18,849
Total Current Liabilities	121,818	261,055
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,750 shares issued and outstanding	35,000	35,000
Paid-in capital	1,043,692	1,043,692
Retained earnings (deficit)	(155,128)	(216,449)
Total Stockholder's Equity	923,564	862,243
Total Liabilities and Stockholder's Equity	$ 1,045,382	$ 1,123,298

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF INCOME AND RETAINED EARNINGS
For Years Ended March 31, 2002 and 2001

	2002	2001
REVENUE		
Bond underwriting fees	$ 902,972	$ 758,283
Brokerage and other fees	1,816,431	2,048,109
Interest income	22,761	47,525
Total Revenue	2,742,164	2,853,917
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions	1,217,348	1,409,632
Management fees	1,417,427	1,437,486
Other general and administrative	32,282	31,674
Total General and Administrative Expenses	2,667,057	2,878,792
Income (Loss) Before Provision for Income Taxes	75,107	(24,875)
PROVISION FOR INCOME TAX (BENEFIT)	13,786	(8,458)
NET INCOME (LOSS)	61,321	(16,417)
RETAINED EARNINGS (DEFICIT)		
Beginning of the year	(216,449)	(200,032)
End of the year	$ (155,128)	$ (216,449)

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF STOCKHOLDER'S EQUITY
For Years Ended March 31, 2002 and 2001

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at March 31, 2000	1,750	$ 35,000	$ 843,692	$ (200,032)	$ 678,660
Contributions			200,000	-	200,000
Net Loss	-	-	-	(16,417)	(16,417)
Balance at March 31, 2001	1,750	35,000	1,043,692	(216,449)	862,243
Net Income	-	-	-	61,321	61,321
Balance at March 31, 2002	1,750	$ 35,000	$ 1,043,692	$ (155,128)	$ 923,564

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CASH FLOWS
For Years Ended March 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 61,321	$ (16,417)
Noncash items included in net loss:		
Change in deferred tax asset	8,458	(8,458)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivables, fees	(30,219)	(15,754)
Prepaid registrations	5,319	(7,272)
Intercompany receivable	51,069	(63,616)
Increase (decrease) in operating liabilities:		
Accounts payable	(63,320)	63,320
Underwriting commissions payable	-	(1,100)
Other commissions payable	(30,354)	(27,264)
Intercompany payable	5,328	(261,934)
Deferred deposits	(45,000)	62,201
Deferred fees	(5,891)	(12,675)
Net Cash Used by Operating Activities	(43,289)	(181,753)
CASH FLOWS FROM INVESTING ACTIVITIES		
Clearing deposit	10,692	(537)
Purchase of other assets	-	(16,800)
Net Cash Provided (Used) by Investing Activities	10,692	(17,337)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution from parent company	-	200,000
Net Cash Provided by Financing Activities	-	200,000
NET DECREASE IN CASH	(32,597)	(106,306)
CASH BALANCE AT BEGINNING OF YEAR	912,180	1,018,486
CASH BALANCE AT END OF YEAR	$ 879,583	$ 912,180

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
NOTES TO FINANCIAL STATEMENTS
March 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Nation Investment Corporation (the Company) is a wholly owned subsidiary of National Concord Development Corporation (the Parent). The Company primarily provides broker-dealer services in connection with securities transactions. The Company's application for license and membership with the National Association of Securities Dealers, Inc. was approved on May 24, 1988. The Company has not held securities or maintained accounts for customers and has not incurred any liabilities subordinated to the claims of general creditors during the years ended March 31, 2002 and 2001.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at or during the years ended March 31, 2002 and 2001.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Federal Income Taxes

The Company files a consolidated tax return with the Parent. For financial statement purposes, federal income taxes are allocated on a separate company basis. In accordance with Statement of Financial Accounting Standards No. 109, a deferred tax asset and income tax benefit was recorded for $8,458 for year ended March 31, 2001. The Company incurred a net operating loss in the prior year and had a net operating loss carry-forward of $24,875. The prior year net operating loss was utilized by the Parent which resulted in a reduction of the intercompany payable.

Expenses of the Company

A substantial portion of the administrative expenses of the Company were paid by the Parent and are not reflected in the accompanying financial statements. Such expenses include, but are not limited to, the following: rent, salaries and related employees' benefits, utilities, travel, and office supplies. The Company pays the Parent management fees to cover the cost of such expenses which are separately stated in the Statements of Income.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
NOTES TO FINANCIAL STATEMENTS
March 31, 2002 and 2001

NOTE 2 - NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2002 and 2001, the Company had net capital of $770,390 and $674,799, respectively, and a minimum net capital requirement of $100,000.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

During the normal course of business, the Company may have funds on deposit at one financial institution in excess of the $100,000 insured by the Federal Deposit Insurance Corporation. Management does not believe this represents a significant or unusual risk.

NOTE 4 - INCOME TAXES

Federal income tax provision for year ended March 31, 2002 consists of current taxes computed on the separate company income of $75,107. Federal income tax benefit for year ended March 31, 2001 consists of a current benefit computed on the separate company loss of $24,875. State income (franchise) taxes of $1,697 and $1,714 for years ended March 31, 2002 and 2001, respectively, are included in other general and administrative expenses in the Statements of Income.

SUPPLEMENTARY INFORMATION

DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
905 South Fillmore, Suite 250 • Post Office Box 9938
Amarillo, TX 79105-5938 • 806-373-3011 • Fax: 806-376-8126

Board of Directors
Great Nation Investment Corporation

- INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION -

Our report on our audits of the basic financial statements of Great Nation Investment Corporation for the years ended March 31, 2002 and 2001 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial information is presented for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Doshier, Pickens & Francis, P.C.

DOSHIER, PICKENS & FRANCIS, P.C.

May 7, 2002

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2002 and 2001

Schedule 1

	2002	2001
Stockholder's equity from balance sheet	$ 923,564	$ 862,243
Less non-allowable assets from balance sheet	(140,799)	(176,119)
Less haircuts on securities computed pursuant to Rule 15c3-1	(12,375)	(11,325)
Net capital	770,390	674,799
Less minimum net capital requirements	(100,000)	(100,000)
Net Capital in Excess of Requirement	$ 670,390	$ 574,799

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2002 and 2001

Schedule 2

Great Nation Investment Corporation carries no margin or customer accounts and has not had any activities as a broker and dealer during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit a of Rule 15c3-3 is not applicable.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1 OF
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
WITH COMPANY'S COMPUTATION
March 31, 2002 and 2001

Schedule 3

	2002	2001
Balance per Company's computation	$ 770,390	$ 674,799
Effect of adjustments to Company's books and accounts	-	-
Balance per Schedule 1	$ 770,390	$ 674,799